                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 19)

                 FRESH FOODS, INC., formerly known as WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929330 10 8
                                 (CUSIP Number)

                                 David R. Clark
                                Fresh Foods, Inc.
                              361 Second Street, NW
                                Hickory, NC 28601
                                 (828) 304-2307
                  (Name, address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 January 6, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 3,350,868 shares, which constitutes approximately 52.2% of the total number of shares outstanding. All ownership percentages set forth herein are based upon 5,810,004 shares of Common Stock issued and outstanding as of October 1, 1999. When calculating the number of shares reported herein and the number of shares outstanding, 615,000 shares issuable pursuant to currently exercisable options belonging to four of the individual Reporting Persons (defined hereinafter) are accounted for by aggregating the optioned shares with the shares that are beneficially owned by the Reporting Persons and dividing the sum by the number of shares outstanding plus the number of currently exercisable options belonging to the Reporting Persons.

                                  [Page 1 of 9]

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 2 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES CLAUDE RICHARDSON, JR.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          1,460,873 (1)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 1,460,873 (1)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,734,907
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        45.4% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 3 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAVID R. CLARK
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          298,183 (4)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 298,183 (4)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,572,217
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.8% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 4 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES M. TEMPLETON
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          104,903 (5)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,258,235 (6)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 104,903 (5)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,258,235 (6)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,363,138
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 5 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        GREGORY ALBION EDGELL
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          171,875 (7)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,227,235 (8)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 171,875 (7)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,227,235 (8)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,399,110
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.9% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 6 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HERTH MANAGEMENT, INC.  56-1645597
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER (9)
  BENEFICIALLY OWNED BY          1,227,235 (10)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER (9)
                                 1,227,235 (10)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,227,235
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.1% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 7 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        COLUMBIA HILL, LLC  56-2016827
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER (11)
  BENEFICIALLY OWNED BY          46,799 (12)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,227,235 (8)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER (11)
                                 46,799 (12)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,227,235 (8)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,274,034
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.9% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 8 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LARRY D. HEFNER
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ X ]
        (b)      [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          10,000 (13)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 10,000 (13)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,284,034
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [     ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

                                                    ----------------------------
                                                    Page 9 of 9 Pages
                                                   ----------------------------

(1) Consists of (i) 1,245,873 shares owned of record (including 889 shares owned through the Company's Employee Stock Purchase Plan as of September 30, 1999) and (ii) 215,000 shares subject to currently exercisable call options.

(2)  Consists  of  (i)  1,227,235  shares  owned   beneficially   through  HERTH
     Management, Inc. and (ii) 46,799 shares owned beneficially through Columbia Hill, LLC.

(3)  Calculated  by  taking  the  aggregate  amount  beneficially  owned  by the individual reporting person and dividing by the number of shares outstanding (5,810,004) plus the number of presently exercisable call options belonging to the individual reporting person.

(4) Consists of (i) 3,183 shares owned of record (including 1,933 shares owned through the Company's Employee Stock Purchase Plan as of September 30,
     1999) and (ii) 295,000 shares subject to currently exercisable call options.

(5) Consists of (i) 39,903 shares owned of record (including 4,666 shares owned through the Company's Employee Stock Purchase Plan as of September 30,
     1999) and (ii) 65,000 shares subject to currently exercisable call options.

(6) Consists of 1,227,235 shares owned beneficially through HERTH Management, Inc. and 31,000 shares owned beneficially through S&D Land Company, LLC.

(7) Consists of (i) 131,250 shares owned of record, (ii) 625 shares owned by spouse as custodian for minor children and (iii) 40,000 shares subject to currently exercisable call options.

(8) Consists of 1,227,235 shares beneficially owned through HERTH Management, Inc.

(9) Power is exercised by a majority vote of the shareholders of HERTH Management, Inc.

(10) Consists of 1,227,235 shares owned of record and does not include other shares beneficially owned by the shareholders of HERTH Management, Inc.

(11) Power is exercised by a majority vote of the members of Columbia Hill, LLC.

(12) Consists of 46,799 shares owned of record and does not include other shares beneficially owned by the members of Columbia Hill, LLC.

(13) Consists of 10,000 shares owned of record.

ITEM 1.           SECURITY AND ISSUER

Item 1 is amended and restated in its entirety as set forth below:

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D most recently amended January 4, 2000, relating to the common stock, no par value (the "Common Stock"), of Fresh Foods, Inc., formerly known as WSMP, Inc. (the "Company"), and whose principal executive offices are located at 9990 Princeton Road, Cincinnati, Ohio 45246.

ITEM 2.           IDENTITY AND BACKGROUND

Item 2 is not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is further amended to add the following paragraphs to the end of Item 3:

         As of January 6, 2000, Mr. Richardson entered into a Stock Purchase Agreement with L. Dent Miller providing for the purchase of 521,421 shares of Common Stock by Mr. Richardson at a price of $7.00 per share. The Stock Purchase Agreement provides for the payment of $2,500,000 in cash by the closing and the delivery by Mr. Richardson at the closing of a three-year promissory note bearing interest at 9% per annum for the remaining $1,149,947.00.

         Mr. Richardson intends to borrow from the Company all or substantially all of the $2,500,000 cash portion of the purchase price of the shares. The Board of Directors of the Company (and its Sensitive Transactions Committee) have authorized the Company to loan the cash portion of the purchase price to Mr. Richardson, subject to lender approval and bondholder consent to the extent necessary or advisable. The Company's loan to Mr. Richardson is to bear interest at 8.5% per annum. All principal and interest are to be due and payable upon the three-year maturity of the loan.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is amended and restated in its entirety as set forth below:

         (a) As of the close of business on January 6, 2000, the Reporting Persons, as a group, beneficially owned, as that term is defined in Rule 13d-3 under the Act, 3,350,868 shares of Common Stock, constituting 52.2% of the outstanding shares. This amount includes the shares Mr. Richardson has contracted to purchase from Messrs. Connor and Miller. See Item 6. The total number of shares of Common Stock outstanding was 5,810,004 (not including 615,000 shares issuable pursuant to currently exercisable options belonging to four of the individual Reporting Persons which are used in the calculation of the percentage of beneficial ownership) as of October 1, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended September 4, 1999.

         As of the close of business on January 6, 2000, the Reporting Persons beneficially owned, as that term is defined in Rule 13d-3 under the Act, the following shares of Common Stock:

                                                                                         Percentage of
       Name of Reporting Person                   Number of Shares Held             Outstanding Shares (1)
----------------------------------------         -------------------------         --------------------------
James C. Richardson, Jr.                                  2,734,907                           45.4%
David R. Clark                                            1,572,217                           25.8
James M. Templeton                                        1,363,138                           23.2
Gregory A. Edgell                                         1,399,110                           23.9
HERTH Management, Inc.                                    1,227,235                           21.1
Columbia Hill, LLC                                        1,274,034                           21.9
Larry D. Hefner                                           1,284,034                           22.1

         (1) Calculated by taking the aggregate amount beneficially owned by the Reporting Person and dividing by the sum of the number of shares outstanding (5,810,004) plus the number of presently exercisable call options belonging to the Reporting Person.

         Of the shares beneficially owned by the Reporting Persons, the following shares of Common Stock are held pursuant to currently exercisable options under the Company's 1997 Special Stock Option Plan, 1997 Incentive Stock Option Plan and 1987 Special Stock Option Plan:


                                                       Currently                        Options Not
        Name of Reporting Person                  Exercisable Options              Currently Exercisable
-----------------------------------------      ---------------------------      -----------------------------
David R. Clark                                           295,000                             20,000
James C. Richardson, Jr.                                 215,000                                 --
James M. Templeton                                        65,000                                 --
Gregory A. Edgell                                         40,000                                 --
Larry D. Hefner                                               --                                 --

         (b) The ownership of each non-individual Reporting Person is as follows:

          REPORTING PERSON          PERCENT OWNERSHIP         SHARES OF STOCK
          ----------------          -----------------         --------------
HERTH                                                             1,227,235
   Columbia                                45%                      552,256
   Richardson                              22                       269,992
   Edgell                                  22                       269,992
   Templeton                               11                       134,996
                                   --------------------    -----------------
                                          100%                    1,227,235

COLUMBIA                                                             46,799
   Clark                                   45%                       21,060
   Richardson                              40                        18,720
   Hefner                                  15                         7,020
                                   --------------------    -----------------
                                          100%                       46,799


         The direct and indirect Common Stock ownership of each Reporting Person, and the power to vote and dispose of the Common Stock, is as follows:

-                                                Shares Held                Shares Held
                          Shares Held        Indirectly through         Indirectly through
       Name               Directly (1)            HERTH (4)                Columbia (5)            Total Shares
--------------------     ---------------    ----------------------     ----------------------    -----------------
HERTH                       1,227,235                      --                         --            1,227,235
--------------------     ---------------    ----------------------     ----------------------    -----------------
Columbia                       46,799                 552,256                         --              599,055
--------------------     ---------------    ----------------------     ----------------------    -----------------
Richardson                  1,245,873                 269,992                    239,622
                              215,000 (2)                                                           1,970,487
--------------------     ---------------    ----------------------     ----------------------    -----------------
Clark                           3,183                      --                    269,575
                              295,000 (2)                                                             567,758
--------------------     ---------------    ----------------------     ----------------------    -----------------
Templeton                      39,903                 134,996                         --
                               65,000 (2)                                                             270,899 (6)
--------------------     ---------------    ----------------------     ----------------------    -----------------
Hefner                         10,000                      --                     89,858               99,858
--------------------     ---------------    ----------------------     ----------------------    -----------------
Edgell                        131,250                 269,992                         --
                                  625 (3)
                               40,000 (2)                                                             441,867
--------------------     ---------------    ----------------------     ----------------------    -----------------
Total                       3,319,868               1,227,236                    599,055
--------------------     ---------------    ----------------------     ----------------------    -----------------

         (1) Each Reporting Person has the sole power to vote and dispose of the shares, unless otherwise indicated.

         (2) Represents shares that the Reporting Person has the option to acquire pursuant to currently exercisable stock options granted pursuant to the Company's 1997 Special Stock Option Plan, 1997 Incentive Stock Option Plan and 1987 Special Stock Option Plan.

         (3)      Shares held by spouse as custodian for minor children.

         (4) Voting or disposition of HERTH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of HERTH.

         (5) Voting or disposition of Columbia's shares may be done only by the consent of the holders of a majority of its membership interest. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the members of Columbia.

         (6) Mr. Templeton may be deemed the beneficial owner of 31,000 shares through his 25% ownership of S&D Land Company, LLC, which owns 31,000 shares of the Company.

         (c) See Item 6 as it relates to the Stock Purchase Agreement between Mr. Richardson and Mr. Charles F. Connor, Jr. and as it relates to the Stock Purchase Agreement between Mr. L. Dent Miller and Mr. Richardson.

                  On January 7, 1999, the Board of Directors of the Company authorized the acceleration of vesting of options belonging to Mr. Hefner in recognition of his service to the Company. The 40,000 vested options held by Mr. Hefner expired on November 6, 1999.

                  On August 12, 1999, the Board of Directors of the Company authorized the acceleration of vesting of 20,000 options belonging to Mr. Templeton in recognition of his service to the Company. On January 6, 2000, the 25,000 vested options Mr. Templeton held pursuant to the 1997 Incentive Stock Option Plan expired.

                  On December 28, 1999, Mr. Templeton purchased 30,000 shares of Common Stock in a private sale from Catwaba Valley Real Estate, Inc. for $4.875 per share. Mr. Templeton and his family are two-thirds owners of Catawba Valley Real Estate, Inc.

                  On December 28, 1999, S&D Land Company, LLC purchased 31,000 shares of Common Stock on the open market for $4.875 per share. Mr. Templeton holds a 25% interest in S&D Land Company, LLC

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the shares of Common Stock held by the Reporting Persons.

         (e) Not applicable.

         Pursuant to Rule 13d-4 of the Exchange Act Rules, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to add the following at the end of Item 6:

         On January 6, 2000, Mr. Richardson entered into a Stock Purchase Agreement with Mr. L. Dent Miller whereby he agreed to purchase all shares of Common Stock beneficially owned by Mr. Miller at a price of $7.00 per share on or before January 31, 2000. Under the Stock Purchase Agreement, $100,000 of the purchase price was payable in escrow upon execution of the agreement, $2,400,000 of the purchase price is payable at closing and the balance is payable under a note due no later than three years after the closing, with a portion of the purchased shares being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 99.4 to this Amendment 19 to
Schedule 13D and is incorporated herein by this reference thereto.

         In connection with the acquisition of all of Mr. Miller's investment in the Company, the Company has entered into a Consulting and Noncompete Agreement dated as of January 6, 2000 with Mr. Miller, providing for payments to Mr. Miller of $200,000 per year and family medical insurance coverage for five years. Mr. Miller also resigned from his position as a member of the Board of Directors of the Company pursuant to the Consulting and Noncompete Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following exhibit:

         Exhibit 99.4. Stock Purchase Agreement between L. Dent Miller and James
C. Richardson, Jr. entered into as of January 6, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ James C. Richardson, Jr.
--------------------------------                          January 18, 2000
James C. Richardson, Jr.


/s/ David R. Clark
--------------------------------                          January 18, 2000
David R. Clark


/s/ Gregory A. Edgell
--------------------------------                          January 18, 2000
Gregory A. Edgell


/s/ James M. Templeton
--------------------------------                          January 18, 2000
James M. Templeton


/s/ Larry D. Hefner
--------------------------------                          January 18, 2000
Larry D. Hefner



COLUMBIA HILL, LLC


By:  /s/ David R. Clark                                   January 18, 2000
     ----------------------------------
     David R. Clark, Member



HERTH MANAGEMENT, INC.


By:  /s/ James M. Templeton                               January 18, 2000
     ----------------------------------
     James M. Templeton, Vice President